Exhibit 99.30

News Release

NORBORD INC. COMPLETES OFFERING OF SENIOR SECURED NOTES

AINSWORTH LUMBER CO. LTD. ANNOUNCES EARLY RESULTS OF TENDER OFFER AND CONSENT SOLICITATION AND ANNOUNCES REDEMPTION OF REMAINING 7.5% SENIOR SECURED NOTES DUE 2017

Toronto, ON and Vancouver, BC (April 16, 2015) – Norbord Inc. (“Norbord”) (TSX: NBD) announced today that it has completed its offering of $315 million aggregate principal amount of 6.25% Senior Secured Notes due 2023. As previously announced, Norbord intends to use the net proceeds from this offering, along with cash on hand, to repurchase for cash all of the outstanding 7.5% Senior Secured Notes due 2017 (the “Notes”) issued by its wholly owned subsidiary, Ainsworth Lumber Co. Ltd. (“Ainsworth”) pursuant to a tender offer and consent solicitation and to redeem any remaining outstanding Notes following the tender offer.

Norbord and Ainsworth also announced today that as of 5:00 p.m., New York City Time, on April 15, 2015 (the “Early Tender Deadline”), as reported by Global Bondholder Services Corporation, Ainsworth received valid tenders and consents from holders of $311,412,000 in aggregate principal amount of the Notes, which represents approximately 98.86% of the outstanding aggregate principal amount of the Notes (CUSIP Nos. 008914AE3, C01023AH0 and 008914AF0).

Ainsworth accepted for purchase all Notes validly tendered and not validly withdrawn prior to the Early Tender Deadline (and all related consents) on April 16, 2015 (the “Early Payment Date”). Holders of such Notes accepted for purchase received total consideration of $1,042.50 per $1,000 principal amount of Notes, plus accrued and unpaid interest, which amount included the early tender payment of $30.00 per $1,000 principal amount of Notes.

The consents received from holders of Notes exceeded the amount needed to adopt the proposed amendments to the indenture dated November 27, 2012 governing the Notes (the “Indenture”). Accordingly, Ainsworth executed a supplemental indenture to the Indenture (the “Supplemental Indenture”) that, among other things, eliminated substantially all of the restrictive covenants contained in the Indenture, eliminated or modified certain of the events of default contained in the Indenture, reduced the minimum notice period to holders to redeem the Notes from 30 days to 3 business days, and released the liens for the benefit of the holders on the assets that secured the Notes.

The tender offer will remain open and is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on April 29, 2015, unless extended (the “Expiration Time”). As described in more detail in Ainsworth’s Offer to Purchase and Consent Solicitation Statement (the “Offer to Purchase”) and related Letter of Transmittal and Consent (the “Letter of Transmittal”), each dated April 1, 2015, holders who validly tender their Notes after the Early Tender Deadline and prior to the Expiration Time will receive the tender offer consideration of $1,012.50 per $1,000 principal amount of Notes, plus accrued and unpaid interest, if such Notes are accepted for purchase, but will not receive the early tender payment of $30.00 per $1,000 principal amount of Notes.

Withdrawal rights for the tender offer and consent solicitation expired at 5:00 p.m., New York City Time, on April 15, 2015 (the “Withdrawal Deadline”). Tenders of Notes may not be withdrawn after the Withdrawal Deadline, unless required by applicable law.

The tender offer is subject to the satisfaction or waiver of certain conditions. The complete terms and conditions of the tender offer are described in the Offer to Purchase and the Letter of Transmittal.

Ainsworth has retained RBC Capital Markets, LLC as the dealer manager and solicitation agent (the “Dealer Manager”) for the tender offer and consent solicitation. Ainsworth has retained Global Bondholder Services Corporation as information agent and tender agent (the “Information Agent”) for the tender offer and consent solicitation. Persons with questions regarding the tender offer and consent solicitation should contact RBC Capital Markets, LLC at (877) 381-2099 (toll free) or (212) 618-7822 (collect). Requests for documents may be directed to Global Bondholder Services Corporation, by phone at (866) 807-2200 (toll free) or (212) 430-3774, or in writing at 65 Broadway, Suite 404, New York, New York 10006. The Offer to Purchase and the Letter of Transmittal also address certain U.S. federal income tax considerations and certain Canadian federal income tax considerations. Holders should seek their own advice based on their particular circumstances from an independent tax advisor.

None of Ainsworth, the Dealer Manager, the Information Agent, the trustee for the Notes or any of their respective affiliates makes any recommendation as to whether holders of Notes should tender Notes in response to the tender offer, and no one has been authorized to make such recommendation. Each holder must make his, her or its own decision as to whether to tender Notes and, if so, the principal amount of Notes to tender. Nothing herein shall be construed as a statement of the trustee of the Notes.

Ainsworth intends to issue a notice of redemption for all Notes that will remain outstanding as of the Expiration Time. The redemption will take place on April 30, 2015 and the redemption price of the Notes will be 103.750% of the principal amount thereof, plus accrued and unpaid interest thereon to the redemption date.

This press release is for informational purposes only and is not an offer to buy the Notes or any other security, a solicitation of an offer to sell the Notes or any other security or a notice of redemption. The tender offer is being made solely by the Offer to Purchase and the Letter of Transmittal. In any jurisdiction where the laws require the tender offer to be made by a licensed broker or dealer, it will be deemed made on behalf of Ainsworth by RBC Capital Markets, LLC or by one or more registered brokers or dealers under the laws of such jurisdiction. The tender offer is not being made directly or indirectly to any resident or person located in any jurisdiction in which the making and acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

About Norbord

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (“OSB”). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately US$1.8 billion and employs approximately 2,600 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange under the symbol NBD.

Forward-Looking Statements

This news release contains forward-looking statements, as defined in applicable legislation, including statements related to the tender offer and redemption and other statements that express management’s expectations or estimates of future performance. Often, but not always, words such as “intention,” “proposed,” “expected,”

“will,” “intends,” and “will not” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; risks inherent with product concentration; effects of competition and product pricing pressures; risks inherent with customer dependence; effects of variations in the price and availability of manufacturing inputs; risks inherent with a capital intensive industry; and other risks and factors described from time to time in filings with Canadian securities regulatory authorities.

Except as required by applicable laws, Norbord does not undertake to update any forward-looking statements, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the “Caution Regarding Forward-Looking Information” statement in Norbord’s January 27, 2015 Annual Information Form and the cautionary statement contained in the “Forward-Looking Statements” section of Norbord’s 2014 Management’s Discussion and Analysis dated January 27, 2015.

For information, contact:

Heather Colpitts

Manager, Corporate Affairs

Tel. (416) 365-0705

info@norbord.com

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